November 4, 2024

Philip Mays
Chief Financial Officer
CTO Realty Growth, Inc.
369 N. New York Avenue, Suite 201
Winter Park, FL 32789

       Re: CTO Realty Growth, Inc.
           Form 10-K for the year ended December 31, 2023
           Filed February 22, 2024
           Form 8-K
           Filed February 22, 2024
           File No. 001-11350
Dear Philip Mays:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Zach Swartz, Esq.